UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”), dated November 22, 2023, announcing that the sale by the Company of 13.7 million shares in Euronav NV to CMB NV has been completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: November 24, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – Closing under the Share Purchase Agreement with CMB NV
22.11.2023

Frontline plc (“Frontline”) (NYSE and OSE: FRO), today announced that the sale by Frontline of 13.7 million shares in Euronav NV (“Euronav”) to CMB NV (“CMB”) has been completed. On 9 October 2023 Frontline announced that it had agreed on an integrated solution to the strategic and structural deadlock in Euronav, where Frontline had entered into agreements with Euronav to acquire a high-quality ECO fleet of 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of USD 2,350 million (the “Acquisition”). In connection with the Acquisition, Frontline and Famatown Finance Limited (“Famatown”) had agreed to sell all their shares in Euronav (representing in aggregate 26.12% of Euronav’s issued shares) to CMB at a price of USD 18.43 per share (the “Share Sale”).
All conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders meeting and anti-trust approvals, have been fulfilled. The Share Sale successfully closed today and Frontline and Famatown are no longer shareholders in Euronav.
All of the vessels transfer agreements comprising the Acquisition have come into effect, and closing under all of the vessels transfer agreements is expected to take place mainly in the fourth quarter of  2023 and partly in the first quarter of 2024.
As part of the overall agreement, the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from their combination agreement has also been effectively terminated, against nil consideration.
Advisors:
DNB Markets, a part of DNB Bank ASA is serving as financial advisor to Frontline. Advokatfirmaet Schjødt AS, Advokatfirmaet Wiersholm AS and Allen & Overy (Belgium) LLP are serving as legal counsel to Frontline in connection with the Acquisition.
November 22, 2023
The Board of Directors
Frontline plc
Limassol, Cyprus
Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

Forward-Looking Statements
Matters discussed in this announcement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Frontline and its subsidiaries, desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. This announcement and any other written or oral statements made by Frontline or its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions, terms or phrases may identify forward-looking statements.
The forward-looking statements in this announcement are based upon various assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and data available from third parties. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Frontline’s control, it cannot assure you that Frontline will achieve or accomplish these expectations, beliefs or projections. Frontline undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In addition to these important factors and matters discussed elsewhere herein, important factors that, in Frontline’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the parties’ ability to obtain the necessary regulatory approvals and to meet other closing conditions to complete the transactions referenced herein, as well as important factors described from time to time in the reports and other documents, including filings with the U.S. Securities and Exchange Commission.
This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act